October 19, 2005

Jay Ingram, Esq.
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   Fit For Business International, Inc. ("FFB")
      Registration Statement on Form SB-2
      File No. 333-122176

Dear Mr. Ingram:

We have reviewed your October 12, 2005 letter and have the following responses:

General
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1.       We note your revisions in response to our prior comments 6 and 7. We are not looking for a Rule 144 analysis as it pertains to future resales of the referenced securities but, instead, are seeking an analysis as to how the prior sales meet the conditions of Rule 144. Revise or advise. In the alternative, explain why Rule 144 does not apply. We may have further comment. Disclose the date each sale was made by Ft. Street Equity to each individual.

ANSWER: In Amendment No. 6 to Form SB-2, we have provided a Rule 144 analysis as to how the prior sales by Fort Street Equity have met the conditions of Rule 144 (except for certain option sales by Fort Street Equity). We have also provided a Regulation S analysis since the Fort Street transactions were offshore resales undertaken by a person other than the issuer, a distributor or their affiliates. We have also provided a Rule 144 analysis for Mark A. Poulsen and Mark A. Poulsen & Associates Pty Ltd. In addition, in the Stock Options section on Page 57, we have added the dates that each option sale was made by Fort Street Equity.

Management's Discussion and Analysis of Plan of Operation, page 17
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Liquidity and Capital Resources, page 22
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2.         On page 23 you state, "[a]s of August 25, 2005, there have been no modifications to the second extension agreement to the License agreement, or changes in any of its terms." Revise to update this disclosure as of the most recent date practicable.

ANSWER: In Amendment No. 6 to Form SB-2, we have updated this disclosure as of October 14, 2005.

Financial Statements, page F-3
------------------------------

3. Revise to describe the nature of the restatements, made in the amended financial statements as of June 30, 2005, and their effect on net loss and net loss per share as required by paragraph 37 of APB
           20. Disclose on the face of the financial statements that they have been restated. The auditor should refer to the restatement in its report as indicated by AU Section 561.06a. Please advise your independent accountant to revise its report to reference the error correction made to the audited 2005 financial statements.

ANSWER: The nature of the correction to the restated financial statements and effect on the net (loss), comprehensive net (loss) and (loss) per share - basic and diluted, are described in Note 3 to the financial statements. The financial statements have each been marked as restated. The opinion of the independent auditor has been amended to provide a paragraph describing the correction for 2005.

Exhibits
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4.         Please revise the legality opinion to also opine upon the shares to be issued by the company in this offering. Currently the legality opinion states that the shares to be sold by the selling shareholders are legally issues, fully paid and non-assessable.

ANSWER: In Amendment No. 6 to Form SB-2, we have revised the legality opinion to also opine upon the shares to be issued by the company in the offering.

Very truly yours,

ANSLOW & JACLIN, LLP


BY: /s/ ANSLOW & JACLIN, LLP
        ANSLOW & JACLIN, LLP
RIA/